3560 Bassett Street, Santa Clara, CA 95054-2704

www.intevac.com	T 408 986 9888	F 408 727 5739

July 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra M. Ledbetter

Re: Intevac, Inc.

Schedule TO-I, File No. 005-50377

Filed July 9, 2013

Ladies and Gentlemen:

This letter responds to the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) discussed in the telephone conversation between Alexandra M. Ledbetter of the Staff and Melissa Hollatz of Wilson Sonsini Goodrich & Rosati on behalf of Intevac, Inc. (“Intevac” or “the Company”) on July 25, 2013. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

We respectfully advise the Staff that, as discussed on the telephone conversation of July 25, 2013, Intevac is relying on the global exemptive order applicable to employee stock option exchanges as the basis for the following language set forth in the Schedule TO filed on July 9, 2013 on page 53 in Section 19 “Miscellaneous” of “The Offer”: “We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will awards be accepted from the award holders residing in such jurisdiction.”

The Company does not currently believe that any holders will be excluded in the offer as it is not aware of any jurisdictions where valid applicable law precludes making an offer. However, the Company believes that this language is important disclosure of the possibility that such a situation could occur. If it did become necessary due to Intevac’s inability to comply with applicable law to exclude holders, the Company would be relying upon, and believes that it has satisfied all the conditions set forth in, the Securities and Exchange Commission’s 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits an issuer to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934 will not apply to exchange offers that comply with the Exemptive Order.

Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions:

•

the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•

the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.

The Company is eligible to use Form S-8. All options subject to the offer were granted under a Company stock incentive plan, specifically, the Company’s 2012 Equity Incentive Plan, 2004 Equity Incentive Plan or 1995 Stock Option/Stock Issuance Plan (the “Plans”). Each Plan constitutes an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. The stock options granted in connection with the offer will be granted pursuant to the 2012 Plan.

As detailed in the Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange”), the primary compensatory purpose of the offer is to restore the intended retention and incentive value of certain of the Company’s equity awards by ameliorating the loss of such benefits caused by the decline in the Company’s stock price. Eligible options have exercise prices that are significantly higher than the current market price of the Company’s stock. By making the offer, the Company’s intent is to provide eligible option holders with the opportunity to receive stock options which have greater retention value because such stock options are more likely to provide compensatory income than the underwater options they replace, thereby benefiting the Company in its efforts to retain its employees.

The Company operates in several non-U.S. jurisdictions, and as a matter of course tailors its compensation policies and programs based on considerations of a number of factors, including, but not limited to, legal and regulatory concerns. In deciding whether to extend the offer to service providers in non-U.S. jurisdictions, the Company, consistent with its compensation practices generally, considered the legal effects associated with participating in the offer as well as regulatory issues.

If the Company did extend the offer in violation of applicable law, the local jurisdiction could provide significant sanctions or financial penalties on Intevac and/or the recipient of the offer. Such adverse treatment would prevent the Company from achieving the compensatory purpose of the offer.

We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer and (ii) except as otherwise provided by the Exemptive Order, complies with Rule 13e-4 of the Securities Exchange Act of 1934.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to Melissa Hollatz at (650) 320-4761.

Very truly yours,

/s/ Jeffrey S. Andreson
Jeffrey S. Andreson Executive Vice President and Chief Financial Officer
cc:	Jeffrey S. Andreson, Executive Vice President and Chief Financial Officer

Kevin Soulsby, Corporate Controller

Weilyn Wood, Wilson Sonsini Goodrich & Rosati

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